Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2011	2010	2011
Fixed charges
Interest expense	$148	$120	$297	$247
Amortization of debt issuance costs and debt discount	11	10	22	20
Portion of rental expense representative of interest	20	20	40	39

Total fixed charges	$179	$150	$359	$306

Earnings
Income (loss) from continuing operations before income taxes	$(20)	$(21)	$(108)	$(96)
Fixed charges per above	179	150	359	306

Total earnings	$159	$129	$251	$210

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three months ended June 30, 2010 and 2011 were inadequate to cover fixed charges by $20 million and $21 million, respectively. Earnings for the six months ended June 30, 2010 and 2011 were inadequate to cover fixed charges by $108 million and $96 million, respectively.